

13030133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8-68368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladder Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue 8th Floor
(No. and Street)

New York (City) NY (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Moclair 212 715-3188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Michael Mazzei, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladder Capital Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

SARAH S. GOCHBERG
Notary Public, State of New York
No. 01GO6059332
Qualified in New York County
Commission Expires July 31, 20__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ladder Capital Securities LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Index

December 31, 2012



Independent Auditor's Report

To the Sole Member of
Ladder Capital Securities LLC

We have audited the accompanying financial statements of Ladder Capital Securities LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, of changes in member's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ladder Capital Securities LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, NY
February 21, 2013

Ladder Capital Securities LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	4,374,655
Prepaid expenses and other assets		6,714
Total Assets	$	**4,381,369**
Liabilities and Member's Capital		
Liabilities		
Accrued expenses	$	63,591
Due to affiliates		135,696
Total Liabilities		**199,287**
Commitments and contingencies		
Member's Capital		4,182,082
Total Member's Capital		**4,182,082**
Total Liabilities and Member's Capital	$	**4,381,369**

The accompanying notes are an integral part of these financial statements.

Ladder Capital Securities LLC

Statement of Operations

December 31, 2012

Revenue		
Fee income	$	7,850,068
Interest income		9,810
Trading gain		48,748
Total revenue		**7,908,626**
Expenses		
Compensation and benefits		867,076
Professional and regulatory fees		208,176
Transaction expenses		52,649
General and administrative expenses		107,236
Total expenses		**1,235,137**
Income before income taxes		**6,673,489**
Income tax expense		266,940
Net income	**$**	**6,406,549**

The accompanying notes are an integral part of these financial statements.

Ladder Capital Securities LLC

Statement of Changes in Member's Equity

December 31, 2012

	Member's Equity	
Balance January 1, 2012	**$**	**8,775,533**
Distribution		(11,000,000)
Net income		6,406,549
Balance December 31, 2012	**$**	**4,182,082**

The accompanying notes are an integral part of these financial statements.

Ladder Capital Securities LLC

Statement of Cash Flows

December 31, 2012

Cash flows from operating activities		
Net income	$	6,406,549
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain on securities owned, at fair value		(37,563)
Unrealized gain on securities owned, at fair value		(11,185)
Purchase of money market securities		1,325,000
Sale of money market securities		(1,325,000)
Sale of securities owned, at fair value		1,930,563
Decrease in prepaid expenses and other assets		9,191
Decrease in due to affiliate		(310,076)
Increase in accrued expenses		31,328
Total adjustments		1,612,258
Net cash provided by operating activities		**8,018,807**
Cash flows used in financing activities		
Distribution		(11,000,000)
Net cash used in financing activities		**(11,000,000)**
Net decrease in cash		**(2,981,193)**
Cash		
Beginning of year		7,355,848
End of year	**$**	**4,374,655**

Supplemental Disclosure of Cash Flow

Cash paid for income taxes	$	311,897

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company, and is owned 100% by Ladder Midco LLC, which is owned 100% by Ladder Capital Finance Holdings LLLP ("LCFH"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity was as co-sponsor on commercial real estate loan securitizations.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on trade date.

Securities are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures. Refer to Note 4 for further discussion of fair value measurements of Securities Owned.*

Fee Income

Fee income includes fees arising from securities offerings in which the Company acts as an underwriter or agent. Fee income and related transaction expenses are recorded as the transactions occur and the income is reasonably determinable. During the year ended December 31, 2012, the Company's fee income was earned from transactions with an affiliated entity. Refer to Note 5 for the discussion of related party transactions.

Income Taxes

The Company is part of a consolidated group which has elected to be taxed as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. Taxes for which the Company is liable are calculated on a separate return basis for the Company.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2012, the Company has no deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, *Income Taxes.* Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be

sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. As of December 31, 2012, the Company had no unrecognized tax benefits recorded in the financial statements. The Company, as part of the consolidated group, may be subject to examination by the state tax authority for the years 2012, 2011, 2010 and 2009. As of December 31, 2012, there were no on-going examinations by tax authorities.

Cash

The Company maintains a cash account at a major financial institution. Effective January 1, 2013, this cash amount is in excess of the Federal Deposit Insurance Corporation ("FDIC") limit. From March to September 2012, the Company was invested in a money market account that was a cash equivalent during the year.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. Specifically, the guidance specifies that the concepts of highest and best use and valuation premise in a fair value measurement are only relevant when measuring the fair value of nonfinancial assets whereas they are not relevant when measuring the fair value of financial assets and liabilities. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used, and a narrative description of the valuation processes in place and sensitivity of recurring Level 3 measurements to changes in unobservable inputs will be required. Entities will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is to be applied prospectively. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In December 2011, the FASB released ASU 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of ASU 2011-11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU 2011-11 is not expected to have a material impact on the Company's financial statement disclosures.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $4,175,368, which was $4,075,368 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2012 was 0.05 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques used to measure the Company's financial instruments are based primarily upon market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including

- Quoted prices in active markets for similar instruments,
- Quoted prices in less active or inactive markets for identical or similar instruments,
- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and
- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

- Valuations based on third party indications (broker quotes, counterparty quotes or pricing services) which were, in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations.
- Valuations based on internal models with significant unobservable inputs

The Company has no financial instruments at December 31, 2012 which would require disclosure.

5. Related-Party Transactions

The Company is involved in underwriting and other transactions, and has related party balances with affiliates. Pursuant to certain agreements with Ladder Capital Finance LLC ("LCF"), the wholly-owned operating company subsidiary of LCFH, the Company earns transaction fee income in connection with co-managing asset backed securitization transactions to which LCF is a party. Additionally, pursuant to a management agreement, LCF provides the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2012. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly pursuant to the management agreement.

During the year ended December 31, 2012, the Company recorded $7,850,068 of fee income resulting from the transactions with LCF, and included in Compensation and benefits expense on the Statement of Operations is $867,076 billed from LCF pursuant to the management agreement.

Due to affiliates of $135,696 included in the statement of financial condition represents the allocation of salary and other compensation expense and other expenses paid on the Company's behalf by an affiliate, net of income taxes paid on the Company's behalf by an affiliate. The only counterparty that the Company engaged with is LCF and that, per the agreement, a netting of the receivables and payables is permitted.

6. Commitments and Contingencies

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

Lease

The Company entered into an operating sublease with LCF for its office space. The lease commenced on October 1, 2011 and expires on September 30, 2021. Aggregate annual future minimum rental payments required under the sublease as of December 31, 2012 are as follows:

		Amount
2013	$	104,717
2014		104,717
2015		104,717
2016		104,717
2017		104,717
Thereafter		392,691
Total	$	916,276

For the year ended December 31, 2012, rental expense of $100,874 was paid to LCF, which is included in general and administrative expenses on the statement of operations.

7. Off Balance Sheet Risk and Concentration Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker

which is subject to the credit risk of the clearing broker. As of December 31, 2012, the Company maintains no deposit with the clearing broker.

During the year ended December 31, 2012, all of the Company's fee income was earned from five transactions in which the Company acted as a co-manager in underwritings on behalf of an affiliated entity.

8. Income Taxes

For the year-ended December 31, 2012, the Company's effective tax rate was 4%, the applicable statutory New York City Unincorporated Business tax rate. The Company has recorded $266,940 of income tax expense for the year ended December 31, 2012. $311,897 was paid to an affiliate for income taxes during the year ended December 31, 2012.

9. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in these financial statements and determined disclosure of the following is necessary:

Securitization
On January 30, 2013, The Company participated in a securitization transaction for which it is entitled to receive fee income of $2.6 million from LCF.

Ladder Capital Securities LLC

Supplemental Computation of Net Capital under Rule 15c3-1

Pursuant to the Securities Exchange Act of 1934

December 31, 2012

Schedule I

Net Capital		
Total Member's Capital		$ 4,182,082
<u>Deductions and other charges:</u>		
Nonallowable assets		6,714
Net Capital before haircuts		4,175,368
Haircuts		-
Net Capital		$ 4,175,368
Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 13,286
Minimum dollar net capital requirement of reporting broker or dealer		$ 100,000
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)		$ 100,000
Excess net capital		$ 4,075,368
Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement		$ 4,055,368
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		
Other accrued expenses	63,591	
Payable to affiliates	135,696	
Total aggregate indebtedness		$ 199,287
Ratio of aggregate indebtedness to net capital		0.05

<u>Note:</u>

There are no material differences between the preceding computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17 A-5 as of December 31, 2012.

Ladder Capital Securities LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession of Control

Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 paragraph (K) (2) (ii) as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.